Contact

www.linkedin.com/in/andreayoch (LinkedIn)

Top Skills

Public Relations
Live Events
Soccer

Andrea Y.

Events Marketing Specialist | Sports and Entertainment | Fierce women’s sports advocate | Minnesota Aurora FC Co-founder and board member

St Paul, Minnesota, United States

Summary

Andrea Yoch, President of Andrea Yoch & Co., is an experienced marketing professional specializing in media, sports and entertainment. With a diverse range of skills including events, media relations, social media and digital marketing, Andrea knows what it takes to sell tickets and products.

Utilizing over 30 years of marketing experience, Andrea has worked on dozens of events to help organizations achieve their goals. Andrea uses a multitude of marketing tools including influencer campaigns, social media management, paid media, events and media relations.

Experience

Andrea Yoch & Co.

President
February 2016 - Present (10 years 3 months)
Greater Minneapolis-St. Paul Area

Independent contractor that works on big events mostly around soccer.
Experience includes:
* US Tours for European soccer teams - work with men's and women's teams on their US tours including marketing, PR, trophy tours, game day operations and any other project that helps tour run smoothly and sells tickets.
* Major League Soccer Leagues Cup and All-Star Game Skills Challenge
* Minnesota Super Bowl, 2018
* Gray Duck Spirits marketing and PR
* Chris Hawkey Band marketing and partnerships
* 2016 Ryder Cup

Minnesota Aurora FC

4 years 11 months

Co-Founder/Board Member

February 2023 - Present (3 years 3 months)

President and Co-Founder
June 2021 - March 2023 (1 year 10 months)

Minnesota United FC
Vice President
September 2013 - December 2015 (2 years 4 months)

Joined United 6 months after new ownership purchased the team as the first full time marketing and sales executive for the team. Established sponsorship department from scratch including rate cards, inventory for clients and packages. Negotiated team's TV contracts and assisted with marketing and PR including working with other community organizations to increase the awareness of Minnesota United.

KARE 11
Digital Sales and Marketing Manager
April 2004 - September 2013 (9 years 6 months)
Greater Minneapolis-St. Paul Area

Responsible for digital revenue for KARE 11 through KARE's Digital Services which includes display advertising, sponsorships, SEO, SEM and Social Media solutions. Additional roles include assisting with special events and station community relations and marketing.

Northway Sales and Marketing
President
June 2000 - April 2004 (3 years 11 months)

Specialized in helping high profile companies improve their Internet strategies both for content and revenue. Clients included the Minnesota Timberwolves, KSTP TV and Target Center.

Internet Broadcasting
Marketing Director
September 1997 - June 2000 (2 years 10 months)

Developed advertising, media relations and promotional strategies for TV station Web sites across the United States.

WCCO Radio
Community Marketing Director
April 1992 - August 1996 (4 years 5 months)

Started as Assistant Program Director in charge of the station's sports broadcasts. Promoted to Community Marketing Director after 2 years to manage the station's marketing and partnerships including major events and sports teams.

KFAN 100.3FM
Producer
March 1992 - September 1993 (1 year 7 months)

Responsible for producing several shows for the sports station, booking guests and coordinating special promotions for the shows.

Minnesota Super Bowl 1992
Community Coordinator
1991 - 1992 (1 year)

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Education

Boston College
Communications, Journalism · (1985 - 1989)